FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant's Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F.... Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No... Ö ..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX ANNOUNCES CORPORATE RESTRUCTURE TO OFFER ITS INTERCONNECTION SERVICES IN RURAL AREAS THROUGH A COMPANY NAMED TELMEX SOCIAL

Mexico City, March 8, 2011. Teléfonos de México, S.A.B. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced that the Board of Directors, at its meeting held today, approved a corporate restructure of two companies, of which one will be named TELMEX Social, that will provide telecommunications and interconnection services in low income and rural areas where competitors do not invest, and the other company will provide these services in the other areas of the country. With this restructure, the assets, liabilities and equity will be divided accordingly.

The proposed initiative is expected to provide the following:

1. The main purpose of TELMEX Social is to guarantee the public telecommunications service in 46% of the nation’s territory where there is no economic interest of any competitor, and where TELMEX has invested and operated these areas with low or at times, negative profitability.

2. Clearly differentiate TELMEX’s operations, financial results and interconnection conditions in communities that lack investment from competitors. The interconnection price for TELMEX will be the same that is given to competitors.

3. In accordance with international best practices, align the incentives and enhance growth and modernization of the telecommunication infrastructure and services in areas which require them the most, under the core principle of providing a universal service to all the population and increase the coverage of services, as part of the national digital agenda and incorporate these areas into modernization and development.

4. Promote the inclusion of all the participants of the Telecommunications Sector to carryout the corresponding investments to benefit the less favored segments of the population. Taking into consideration the revenues, costs and the necessary investments that this entails, establish the conditions to incorporate these communities to development.

It is important to highlight that that the labor rights of the employees of both companies will be respected.

The restructure is subject, if needed, to the approval of the “Secretaría de Comunicaciones y Transportes” (Ministry of Communications and Transportation), as well as the authorization and confirmation of the rest of the corresponding authorities and government entities, in addition to the corporate authorizations that are required.

TELMEX is a corporation made up of Teléfonos de México, S.A.B. de C.V., its subsidiaries and affiliates that provides telecommunications services in Mexico. The company’s service coverage comprises the operation of the nation’s most complete local and long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, co-location, web hosting and interconnection services to other telecommunications operators. More information about TELMEX can be accessed on the Internet at www.telmex.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2011.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: _________________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. PRESS RELEASE: TELMEX ANNOUNCES CORPORATE RESTRUCTURE TO OFFER ITS INTERCONNECTION SERVICES IN RURAL AREAS THROUGH A COMPANY NAMED TELMEX SOCIAL